UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 3
RETAIL VENTURES, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
76128Y 10 2
(CUSIP Number)
Irwin A. Bain, Esq.
Schottenstein Stores Corporation
1800 Moler Road
Columbus, Ohio 43207
614-449-4332
With a copy to:
Robert J. Tannous, Esq.
Porter, Wright, Morris & Arthur LLP
41 South High Street
Columbus, OH 43215
614-227-1953
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
May 30, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐

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CUSIP No. 76128Y 10 2

1	NAMES OF REPORTING PERSON: Jay L. Schottenstein S.S. or I.R.S. Identification No. of Above Individual (optional): N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		165,300

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		29,696,768

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		165,300

WITH:	10	SHARED DISPOSITIVE POWER:

		29,696,768

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	29,862,068

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	50.6%

14	TYPE OF REPORTING PERSON:

	IN

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CUSIP No. 76128Y 10 2
ITEM 1. Security and Issuer
     This Schedule 13D relates to the common stock, no par value (the “Shares”), of Retail Ventures, Inc., an Ohio corporation (the “Company”), whose principal executive offices are located at 3241 Westerville Road, Columbus, Ohio 43224.
ITEM 2. Identity and Background
(a)	Jay L. Schottenstein (“Mr. Schottenstein”)

(b)	1800 Moler Road, Columbus, Ohio 43207

(c)	Mr. Schottenstein’s principal occupation is Chairman of the Board, President and Chief Executive Officer of Schottenstein Stores Corporation, 1800 Moler Road, Columbus, Ohio 43207.

(d)	During the last five years Mr. Schottenstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years Mr. Schottenstein has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Mr. Schottenstein is a citizen of the United States.
ITEM 3. Source and Amount of Funds or Other Consideration
     See Item 6.
ITEM 4. Purpose of Transaction
     On January 13, 2006, Schottenstein Stores Corporation notified the Company of its desire to exercise its registration rights pursuant to Section 2.1 and 2.3 of the Second Amended and Restated Registration Rights Agreement dated as of July 5, 2005, and demanded that the Company register pursuant to a shelf registration, all of the common stock issuable upon the exercise of the Convertible Warrants and New Term Warrants (see Item 6).
     On May 29, 2008 the Board of Directors of Schottenstein Stores Corporation authorized the contribution of (i) 17,946,766 shares of Company common stock and (ii) its New Term Warrants, to acquire 1,731,460 shares of Company common stock plus an additional 342,709 shares of Company common stock under the anti-dilution provisions, to Schottenstein RVI, LLC, a

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CUSIP No. 76128Y 10 2
Delaware limited liability company to be formed with Schottenstein Stores Corporation as the sole member. The contribution to Schottenstein RVI, LLC was completed on May 30, 2008. In addition, the Board of Directors of Schottenstein Stores Corporation declared a dividend, effective as of the close of business on May 30, 2008, of all of the limited liability company membership interests in Schottenstein RVI, LLC to the shareholders of Schottenstein Stores Corporation.
     The reporting person evaluates each of its investments, including the Company and the Shares, on an ongoing basis, based upon various factors, criteria and alternatives including those noted below. Based on current circumstances and such ongoing evaluation the reporting person may, from time to time, acquire additional Shares, continue to own Shares or dispose of Shares at any time, in the open market or otherwise, may take actions which could involve any of the items enumerated in the Schedule 13D instructions to this Item 4. The reporting person reserves the right, based on all relevant factors and circumstances, to change its investment intent with respect to the Company and the Shares at any time in the future, and to change its intent with respect to any or all of the matters referred to in this Schedule 13D, including any of the items enumerated in the Schedule 13D instructions to this Item 4. In reaching any conclusion as to its future course of action, the reporting person will take into consideration various factors, criteria and alternatives, including, but not limited to, the Company’s business and prospects, other developments concerning the business and management of the Company, its competitors and the industry in which it operates, other business and investment opportunities available to the reporting person, any contractual obligations to which the reporting person is now or may in the future become subject, including in respect of the financing of its ownership of the Shares or otherwise relating to its investment in the Company or otherwise, and general economic and stock market conditions, including, but not limited to, the market price of the Shares and other investment alternatives. From time to time the reporting person may enter into discussions with the Company and/or third parties, concerning its holding of the Shares and possible future extraordinary transactions involving the reporting person and the Company and such third persons. There can be no assurance as to whether the reporting person will take any action with respect to its ownership of the Shares, take action with respect to any of the items enumerated in the Schedule 13D instructions to this Item 4, including entering into any discussions with the Company or with any third parties with respect to the Shares or the Company, nor as to outcome of any such matters, including as to whether any discussions if entered into will lead to any transaction that might be considered or agreed to by any third party, the Company or the reporting person, the terms of any transaction, or the timing or certainty of any transaction.
ITEM 5. Interest in Securities of the Issuer
(a)	Mr. Schottenstein beneficially owns 29,862,068 shares of the Company’s common stock in the aggregate, representing 50.6% of the outstanding shares. This includes (i) 195,300 shares of common stock beneficially owned by Mr. Schottenstein individually; (ii) 9,593,333 shares of the Company’s common stock beneficially owned by Schottenstein Stores Corporation (Mr. Schottenstein serves as a director, Chairman of the Board, President and Chief Executive Officer of

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CUSIP No. 76128Y 10 2
Schottenstein Stores Corporation); (iii) 20,020,935 shares of the Company’s common stock beneficially owned by Schottenstein RVI, LLC (Mr. Schottenstein serves as the manager of Schottenstein RVI, LLC); and (iv) 52,500 shares of common stock owned by Glosser Brothers Acquisition, Inc., (Mr. Schottenstein serves as Chairman and President and Mr. Schottenstein expressly disclaims beneficial ownership of these shares).

(b)	Mr. Schottenstein has sole power to vote and dispose of 165,300 shares. Mr. Schottenstein shares the power to vote and dispose of 29,696,768 shares as follows:

Mr. Schottenstein, as Chairman of the Board, President, and a director of Glosser Brothers Acquisition, Inc., shares the power to vote 52,500 shares owned by Glosser Brothers Acquisition, Inc. Mr. Schottenstein expressly disclaims beneficial ownership of all such shares.

Mr. Schottenstein is a director, Chairman of the Board, President and Chief Executive Officer of Schottenstein Stores Corporation and has shared power to vote and dispose of 9,593,333 shares beneficially owned by Schottenstein Stores Corporation.

Mr. Schottenstein is the manager of Schottenstein RVI, LLC and has shared power to vote and dispose of 20,020,935 shares beneficially owned by Schottenstein RVI, LLC.

Mr. Schottenstein acts as co-trustee of the Jerome Schottenstein 1983 Trust and has shared power to vote and dispose of 30,000 shares beneficially owned by the Jerome Schottenstein 1983 Trust.

(c)	Mr. Schottenstein had no transactions during the sixty days prior to May 30, 2008.

(d)	N/A.

(e)	N/A.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Term Loans and Term Warrants
     On June 11, 2002, Schottenstein Stores Corporation and Cerberus Partners, L.P., a Delaware limited partnership (“Cerberus”), entered into a financing agreement and agreed to a form of warrant pursuant to which (i) Schottenstein Stores Corporation and Cerberus made available to the Company two term loans (the “Term Loans”) each in the aggregate principal

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CUSIP No. 76128Y 10 2
amount of $50,000,000 and (ii) Cerberus, the Company and Schottenstein Stores Corporation agreed to a form of warrant (the “Term Warrants”) that were issued to each of Schottenstein Stores Corporation and Cerberus in connection with the extension of credit described in clause (i) above. The Term Loans were repaid in full on July 5, 2005.
     In September, 2002, Back Bay Capital Funding LLC (“Back Bay”) purchased a portion of each of the Term Loans and Term Warrants held by Schottenstein Stores Corporation and Cerberus. In November, 2005 Millennium Partners, L.P. (“Millennium”) purchased from Back Bay the Term Warrants Back Bay had acquired from Schottenstein Stores Corporation and Cerberus. After the Millennium transaction, the Term Warrants held by Schottenstein Stores Corporation entitled it to acquire 1,388,752 shares of Company stock.
     On July 5, 2005, the Term Warrants were amended and restated to entitle Schottenstein Stores Corporation and Cerberus, respectfully, to acquire directly from the Company 1,388,752 shares of Company stock for $4.50 per share (subject to adjustment for anti-dilution) or 328,915 shares of DSW stock for $19 per share (the IPO price, subject to adjustment for anti-dilution), or a combination thereof (the “New Term Warrants”). The expiration date of the New Term Warrants is June 11, 2012. Pursuant to Section 3.01(b) of the New Term Warrants, the number of shares of Company stock issuable upon exercise by Schottenstein Stores Corporation of its New Term Warrants was increased by 342,708 shares following the issuance by the Company of shares of Company stock in connection with the conversion of certain convertible securities of the Company. Following such increase, the New Term Warrants held by Schottenstein Stores Corporation entitles it to acquire 1,731,460 shares of Company stock plus an additional 342,709 shares of Company common stock under the anti-dilution provisions.
     As described above, on May 30, 2008, Schottenstein Stores Corporation contributed its New Term Warrants to Schottenstein RVI, LLC (the “New Term Warrants Transfer”).
Senior Non-Convertible Loan and Senior Loan Warrants
     On July 5, 2005, Schottenstein Stores Corporation, Cerberus and the Company and certain of its subsidiaries and affiliates entered into a Second Amended and Restated Senior Loan Agreement (the “Senior Loan”) and a Second Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), which replaced a preexisting loan and registration rights agreement that Schottenstein Stores Corporation, Cerberus and the Company had outstanding and pursuant to which (i) Schottenstein Stores Corporation and Cerberus made available to the Company a non-convertible term loan in the aggregate principal amount of $50,000,000 and (ii) the Company issued Schottenstein Stores Corporation and Cerberus warrants which entitle the holder to purchase from the Company either Company stock or, in the alternative, stock of DSW, Inc. (“DSW”) held by the Company (the “Senior Loan Warrants”). The Registration Rights Agreement also granted the holder of the New Term Warrants registration rights with respect to the Company’s common shares issuable upon exercise of the New Term Warrants.
     The Senior Loan Warrant held by Schottenstein Stores Corporation entitles it to acquire directly from the Company 8,333,333 shares of Company stock for $4.50 per share (subject to

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CUSIP No. 76128Y 10 2
adjustment for anti-dilution) or 1,973,685 shares of DSW stock for $19 per share (the IPO price, subject to adjustment for anti-dilution), or a combination thereof. The Senior Loan Warrant is exercisable until the later of (i) June 10, 2009 and (ii) the repayment in full of the applicable Amended Senior Loan (as defined below).
     On January 13, 2006, Schottenstein Stores Corporation notified the Company of its desire to exercise its registration rights pursuant to Section 2.1 and 2.3 of the Second Amended and Restated Registration Rights Agreement and demanded that the Company register pursuant to a shelf registration, all of the common stock issuable upon the exercise of the Senior Loan Warrants and New Term Warrants. On May 30, 2008, pursuant to the New Term Warrants Transfer, Schottenstein RVI, LLC became the holder of the New Term Warrants and entitled to receive the benefits of and be bound by the terms and provisions of the Registration Rights Agreement.
     On August 16, 2006, the Senior Loan was amended and restated whereby the Company (i) paid $49.5 million of the then aggregate $50.0 million outstanding balance, (ii) secured the remaining $0.5 million balance with cash collateral accounts, (iii) converted the Senior Loan into two separate loans of $0.25 million held by each of Schottenstein Stores Corporation and Cerberus, respectfully (the “Amended Senior Loans”), (iv) pledged DSW stock sufficient for the exercise of the Senior Loan Warrants, (v) obtained a release of the capital stock of DSW held by the Company used to secure the Senior Loan and (vi) changed the final maturity date of the Amended Senior Loans to the earlier of June 10, 2009 or the date that the Senior Loan Warrants held by the applicable lender are exercised.
     The descriptions of the transactions and agreements set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference or attached to this Schedule 13D as exhibits pursuant to Item 7.
     Except as described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Schottenstein Stores Corporation and any person or entity.
ITEM 7. Material to Be Filed as Exhibits
     The following exhibits are incorporated by reference and deemed filed with this schedule:
1. Form of Conversion Warrant filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed by the Company on July 11, 2005.
2. Second Amended and Restated Registration Rights Agreement filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K filed by the Company on July 11, 2005.
3. Amended Common Stock Warrants filed as Exhibits 4.1, 4.2 and 4.3 to the Company’s Current Report on Form 8-K filed by the Company on October 19, 2005.

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CUSIP No. 76128Y 10 2
4. Amended and Restated Senior Loan Agreement, dated as of August 16, 2006, among Value City Department Stores LLC, as borrower, and Schottenstein Stores Corporation, as lender. Incorporated by reference to Exhibit 10.2 to Form 8-K filed on August 22, 2006.

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CUSIP No. 76128Y 10 2
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: June 9, 2008	By:	/s/ Jay L. Schottenstein
Jay L. Schottenstein